Riot and the Dance

August 6 at 7:42 PM ·

This may be an incredible investment opportunity and you can be the first to know when or if the fundraising opportunity opens up. The Chosen TV Series went through this same fundraising process and Angel Studios, our distribution partner, generated over $50M in revenue with The Chosen, this year alone. Nature documentaries are a multi-billion dollar industry and none of them are Christian-based movies or TV shows.

You can make this project a reality! Be the first to know when and if this fundraising opportunity launches at angel.com/riot!

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding; (4) The Chosen's revenue is not profits.


THE RIOT AND THE DANCE

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Express Interest To Get Notified If The Fundraise Starts

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